SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Data-Base - 03/31/2007

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 – NOTES TO QUARTERLY INFORMATION
(In thousands of Reais, except where otherwise stated)

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION - ITR	March 31, 2007
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 – COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21
4 – State Registration Number – NIRE 53 3 0000572 9

01.02 - HEAD OFFICE

1 - ADDRESS Av. das Américas, 3434, Bloco 1 7º andar – parte			2 - SUBURB OR DISTRICT Barra da Tijuca
3 - POSTAL CODE 22640-102	4 - MUNICIPALITY Rio de Janeiro		5 - STATE Rio de Janeiro
6 - AREA CODE 21	7 - TELEPHONE 4009-3742	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 21	12 - FAX 4009-3314	13 - FAX -	14 - FAX -	-
15 - E-MAIL jserafim@timbrasil.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1- NAME Stefano De Angelis
2 - ADDRESS Av. das Américas, 3434, Bloco 1 7º andar – parte			3 - SUBURB OR DISTRICT Barra da Tijuca
3 - ZIP CODE 22640-102	4 - MUNICIPALITY Rio de Janeiro		5 - STATE Rio de Janeiro
6 - AREA CODE 21	7 - TELEPHONE 4009-3742	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 21	12 - FAX 4009-3314	13 - FAX -	14 - FAX -	-
15 - E-MAIL jserafim@timbrasil.com.br

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Data-Base - 03/31/2007

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 – NOTES TO QUARTERLY INFORMATION
(In thousands of Reais, except where otherwise stated)

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2007	12.31.2007	1	01.01.2007	03.31.2007	4	10.01.2006	12.31.2006
09 - INDEPENDENT ACCOUNTANT Directa Auditores					10 - CVM CODE 3670
11. PARTNER RESPONSIBLE Ernesto Rubens Gelbcke					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 062.825.718-04

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Data-Base - 03/31/2007

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 – NOTES TO QUARTERLY INFORMATION
(In thousands of Reais, except where otherwise stated)

A free translation from Portuguese into English of Quarterly Financial Information
prepared in Brazilian currency and in accordance with the accounting practices	Corporate Legislation
adopted in Brazil.	March 31, 2007

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - Federal Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

01.05 - CAPITAL COMPOSITION

Number of Shares (Thousands)	Current quarter 03.31.2007	Prior quarter 12.31.2006	Same quarter in prior year 03.31.2006
Paid-up capital
1 - Common	793,544,277	793,544,277	791,117,235
2 - Preferred	1,536,170,583	1,536,170,583	1,531,472,229
3 - Total	2,329,714,860	2,329,714,860	2,322,589,464
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 - SITUATION Operational
3 - NATURE OF OWNERSHIP Local Private
4 - ACTIVITY CODE 113 – Telecommunication
5 - MAIN ACTIVITY Cellular Telecommunication Services
6 - TYPE OF CONSOLIDATION Full
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS AND OR INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Data-Base - 03/31/2007

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 – NOTES TO QUARTERLY INFORMATION
(In thousands of Reais, except where otherwise stated)

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION - ITR	March 31, 2007
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - Federal Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - TOTAL CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN THOUSANDS)	8 -SHARE PRICE ON ISSUED DATE (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 - SIGNATURE

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Data-Base - 03/31/2007

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 – NOTES TO QUARTERLY INFORMATION
(In thousands of Reais, except where otherwise stated)

Code	Heading	03/31/2007	12/31/2006
1	Total assets	8,342,685	8,361,407
1.01	Current assets	14,436	16,721
1.01.01	Cash and cash equivalents	13,793	16,370
1.01.01.01	Cash and Bank	792	87
1.01.01.02	Short-term investments in the money market	13,001	16,283
1.01.02	Credits	-	-
1.01.02.01	Accounts receivable	-	-
1.01.02.02	Others Credits	-	-
1.01.03	Inventories	-	-
1.01.04	Others	643	351
1.01.04.01	Recoverable taxes and contributions	450	348
1.01.04.02	Other current assets	193	3
1.02	Noncurrent assets	8,328,249	8,344,686
1.02.01	Noncurrent assets	8,324	6,896
1.02.01.01	Others Credits	5,802	5,656
1.02.01.01.01	Taxes and contributions recoverable	5,802	5,656
1.02.01.02	Related parties	58	58
1.02.01.02.01	Affiliates	-	-
1.02.01.02.02	Subsidiaries	58	58
1.02.01.02.03	Other related parties	-	-
1.02.01.03	others	2,464	1,182
1.02.01.03.01	Judicial deposits	2,464	1,182
1.02.02	Permanent assets	8,319,925	8,337,790
1.02.02.01	Investments	8,319,925	8,337,790
1.02.02.01.01	Affiliates	-	-
1.02.02.01.02	Affiliates - Goodwill	-	-
1.02.02.01.03	Subsidiaries	8,313,612	8,331,082
1.02.02.01.04	Subsidiaries - Goodwill	-	-
1.02.02.01.05	Other investments	6,313	6,708
1.02.02.02	Property, plant and equipment	-	-
1.02.02.03	Intangible	-	-
1.02.02.04	Deferred charges	-	-

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Data-Base - 03/31/2007

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 – NOTES TO QUARTERLY INFORMATION
(In thousands of Reais, except where otherwise stated)

Code	Heading	03/31/2007	12/31/2006
2	Total liabilities and shareholders' equity	8,342,685	8,361,407
2.01	Current liabilities	468,533	467,306
2.01.01	Loans and financing	-	-
2.01.02	Debentures	-	-
2.01.03	Suppliers	1,714	1,960
2.01.04	Taxes, charges and contributions	7	65
2.01.05	Dividends payable	464,422	464,526
2.01.06	Provisions	-	-
2.01.07	Related parties	1,284	-
2.01.08	Other	1,106	755
2.01.08.01	Labor liabilities	1,106	755
2.02	Noncurrent liabilities	7,239	7,723
2.02.01	Noncurrent liabilities	7,239	7,723
2.02.01.01	Loans and financing	-	-
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	7,239	7,723
2.02.01.03.01	Provision for contingencies	2,684	3,168
2.02.01.03.02	Supplementary pension plan	4,555	4,555
2.02.01.04	Related parties	-	-
2.02.01.05	Advances for future capital increase	-	-
2.02.01.06	Other	-	-
2.02.02	Deferred income	-	-
2.04	Shareholders' equity	7,866,913	7,886,378
2.04.01	Capital	7,512,710	7,512,710
2.04.02	Capital reserves	135,230	135,230
2.04.03	Revaluation reserves	-	-
2.04.03.01	Own assets	-	-
2.04.03.02	Subsidiaries/affiliates	-	-
2.04.04	Income reserves	238,438	238,438
2.04.04.01	Legal reserve	98,741	98,741
2.04.04.02	Statutory reserve	-	-
2.04.04.03	Reserves for contingencies	-	-
2.04.04.04	Unearned income reserve	-	-
2.04.04.05	Retained earnings	139,697	139,697
2.04.04.06	Special reserve for undistributed dividends	-	-
2.04.04.07	Other income reserves	-	-
2.04.05	Retained earnings	(19,465)	-
2.04.06	Advances for future capital increase	-	-

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Data-Base - 03/31/2007

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 – NOTES TO QUARTERLY INFORMATION
(In thousands of Reais, except where otherwise stated)

Code	Heading	From 01/01/2007 to 03/31/2007	Accumulated From 01/01/2007 to 03/31/2007	From 01/01/2006 a 03/31/2006	Accumulated From 01/01/2006 a 03/31/2006
3.01	Gross revenues	-	-	-	-
3.02	Deductions from gross revenues	-	-	-	-
3.03	Net revenues	-	-	-	-
3.04	Cost of goods sold and services rendered	-	-	-	-
3.05	Gross profit	-	-	-	-
3.06	Operating income (expenses)	(19,465)	(19,465)	(91,210)	(91,210)
3.06.01	Selling	-	-	(8)	(8)
3.06.02	General and administrative	(2,643)	(2,643)	(7,914)	(7,914)
3.06.03	Financial income (expenses)	558	558	166	166
3.06.03.01	Financial income	573	573	427	427
3.06.03.02	Financial expenses	(15)	(15)	(261)	(261)
3.06.04	Other operating income	725	725	979	979
3.06.05	Other operating expenses	(635)	(635)	(1,170)	(1,170)
3.06.06	Equity pickup	(17,470)	(17,470)	(83,263)	(83,263)
3.07	Operating income	(19,465)	(19,465)	(91,210)	(91,210)
3.08	Nonoperating result	-	-	-	-
3.08.01	Income	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income before taxation and participations	(19,465)	(19,465)	(91,210)	(91,210)
3.10	Provision for income and social contribution taxes	-	-	-	-
3.11	Deferred income tax	-	-	2,560	2,560
3.12	Participations/statutory contributions	-	-	-	-
3.12.01	Participations	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders' equity	-	-	-	-
3.15	Net income for the period	(19,465)	(19,465)	(88,650)	(88,650)

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS
As of March 31, 2007
(In thousands of Reais, unless otherwise stated)

1 Operations

TIM Participações S.A. (“Company”) headquartered at Avenida das Américas, 3434, block 1, 7th floor, Rio de Janeiro, RJ, is a publicly-held company directly controlled by TIM Brasil Serviços e Participações S.A., a Telecom Italia Group’s company, who holds interests of 81.219% of its voting capital and 69.67% of its total capital

TIM Participações S.A.´s operations comprise, among other things, the control of companies exploring telecommunications services, especially cellular phones, in its concession and/or authorization areas.

The Company has full control of TIM Celular S.A., which in turn controls TIM Nordeste S.A. TIM Celular S.A. and its subsidiary TIM Nordeste S.A.operate cellular telephony services in all Brazilian states.

The loss borne in the three-month period ended March 31, 2007 arises from the subsidiaries TIM Celular S.A. and TIM Nordeste S.A., in line with the Management´s expectations. However, the projections point to these subsidiaries attaining economic-financial balance, with generation of cash flow and positive results still in 2007.

The services provided by the subsidiaries and the respective tariffs are regulated by ANATEL – Brazilian Telecommunications Agency – in charge of regulating all Brazilian telecommunications. The subsidiaries´ authorizations mature as follows:

TIM Celular	Expiry Date
Região 1
Amapá, Roraima, Pará, Amazonas, Rio de Janeiro, and	March, 2016
Espírito Santo
Região 2
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul,	March, 2016
Tocantins, Distrito Federal, Goiás and Rio Grande do Sul
(except for Pelotas)
Região 3
São Paulo	March, 2016
Região 4
Paraná	September, 2007
Santa Catarina	September, 2008
Rio Grande do Sul (Pelotas)	April, 2009

TIM Nordeste
Região 1
Pernambuco	May, 2009
Ceará	November, 2008
Paraíba	December, 2008
Rio Grande do Norte	December, 2008
Alagoas	December, 2008
Piauí	March, 2009
Região 2
Minas Gerais	April, 2013
Região 3
Bahia and Sergipe	August, 2012

2 Corporate Restructuring

a. Merger of TIM Nordeste Telecomunicações S.A. into Maxitel S.A. and TIM Sul S.A. into TIM Celular S.A.

On June 30, 2006, at the General Extraordinary Shareholders´ Meetings of Maxitel S.A., TIM Celular S.A., TIM Nordeste Telecomunicações S.A and TIM Sul S.A. approved the merger of TIM Nordeste Telecomunicações S.A.into Maxitel S.A., and of TIM Sul S.A. into TIM Celular S.A. On the same date, Maxitel S.A. changed its name to TIM Nordeste S.A. and moved its headquarters from Belo Horizonte (MG) to Jaboatão dos Guararapes, (PE).

This reorganization was intended to proceed with the optimization of the companies´ organizational structure, through further unification and rationalization of business and operations, concurrently with reduction of costs incurred in maintaining two separate entities. Additionally, all this enabled taking advantage of intercompany synergies, with the attendant fiscal and financial efficiency.

3 Presentation of Quarterly Information

a. Preparation and disclosure criteria

The quarterly information (Parent Company and consolidated) were prepared in accordance with the Corporate Law (Law 6.404/76 and subsequent amendments) and the standards applicable to public telecommunications service concessionaires/authorized companies; CVM – Brazilian Securities Commission standards and procedures, and IBRACON – Brazilian Institute of Independent Accountants´ accounting pronouncements.

As a publicly-held company, with American Depositary Receipts being traded on the New York Stock Exchange – USA , TIM Participações S.A.is subject to the rules of the Securities and Exchange Commission (SEC). In order to meet its market needs, it is the Company’s principle to disclose information simultaneously to both markets in Brazilian Reais, in Portuguese and in English.

b. Consolidated Quarterly Information

The consolidated quarterly information cover assets, liabilities and the Company´s and its subsidiaries´ consolidated results, as follows:

	% Participation

	03/2007		12/2006

	Direct	Indirect	Direct	Indirect

TIM Participações
TIM Celular	100,00	-	100,00	-
TIM Nordeste	-	100,00	-	100,00

The main consolidation procedures are as follows:

I. Elimination of intercompany consolidated assets and liabilities accounts;
II. Elimination of participation in capital, reserves and retained earnings of the subsidiaries;
III. Elimination of intercompany revenues and expenses;
IV. Separate disclosure of the minority participation in the consolidated quarterly information, where applicable.

Below, the reconciliation of the parent company´s income for the period to the consolidated figures:

03/2006
Adjusted

Parent Company	(88,650)
ADENE benefit and fiscal incentive directly recorded as stockholders’ equity of the
subsidiary TIM Nordeste S.A.	(12,911)

Consolidated	(101,561)

c. Comparability of Quarterly Information

The Company and its subsidiaries continuously strive to improve their corporate governance and quarterly information presentation and, especially, to comply with CVM – Brazilian Securities Commission´s accounting practices and the international practices specifically applicable to their field of activity. In this sense, the Company and its subsidiaries analyzed the best accounting practices applicable to their field of activity, and made changes that affected the quarterly information, now substantially different from those previously published and made available to the shareholders, and had some additional effects:

The adjustments to the quarterly information published in the first quarter of 2006 are as follows:

(a) Adjustments relating to obligations deriving from discontinuance of assets;
(b) Reclassification of some discounts on sale of cell phones, which in the quarter ended March 31, 2006 were presented as costs of goods sold and selling expenses;
(c) Adjustments relating to deferral of subsidized sale of phone sets to the post-paid system subscribers;
(d) Reclassification of amortization of premium on privatization.
(e) Equity accounting of the above mentioned adjustments.

	Parent Company 03/2006

	Original	(e)	Adjusted

Statement of income

Operating revenues (expenses):
Commercialization	(8)	-	(8)
General and administrative	(7,914)	-	(7,914)
Equity pickup	(133,459)	50,196	(83,263)
Other operating expenses - net	(191)	-	(191)

Operating income before financial income	(141,572)	50,196	(91,376)

Financial revenues (expenses):
Financial revenues	427	-	427
Financial expenses	(261)	-	(261)

	166	-	166

Pretax loss	(141,406)	50,196	(91,210)

Provision for income tax and social contribution	2,560	-	2,560

Loss for the Quarterly	(138,846)	50,196	(88,650)

Loss per thousand-share lot (R$)	(0.06)	0.02	(0.04)

			Consolidated 03/2006

	Original	(a)	(b)	(c)	(d)	Adjusted

Statement of income
Gross operating revenue
Telecommunications services	2,465,646	-	-	-	-	2,465,646
Goods sold	423,312	-	-	-	-	423,312

	2,888,958	-	-	-	-	2,888,958

Deductions from gross revenue	(757,314)	-	(65,922)	-	-	(823,236)

Net operating revenue	2,131,644	-	(65,922)	-	-	2,065,722

Cost of services rendered	(810,651)	(3,621)	-	-	-	(814,272)
Cost of goods sold	(304,186)	-	15,724	55,622	-	(232,840)

Gross income	1,016,807	(3,621)	(50,198)	55,622	-	1,018,610

Operating revenues (expenses):
Commercialization	(735,092)	-	50,198	-	-	(684,894)
General and administrative	(243,468)	-	-	-	-	(243,468)
Other operating expenses – net	(66,985)	-	-	-	12,613	(54,372)

	(1,045,545)	-	50,198	-	12,613	(982,734)

Operating income before financial income
	(28,738)	(3,621)	-	55,622	12,613	35,876

Financial revenues (expenses):
Financial revenues	98,211	-	-	-	-	98,211
Financial expenses	(184,724)	(2,494)	-	-	-	(187,218)

	(86,513)	(2,494)	-	-	-	(89,007)

Operating loss	(115,251)	(6,115)	-	55,622	12,613	(53,131)

Non-operating income	417	-	-	-	-	417

Pretax loss
	(114,834)	(6,115)	-	55,622	12,613	(52,714)

Provision for income tax and social
contribution	(36,923)	689	-	-	(12,613)	(48,847)

Loss for the Quarterly	(151,757)	(5,426)	-	55,622	-	(101,561)

4 Summary of the main accounting practices

a. Short-term investments in the money market

These refer short-term investments in the money market maturing in over 90 days, and stated at cost plus the related earnings up to the balance sheet, and where applicable, limited to the market value.

b. Accounts receivable

Accounts receivable from the telecommunications service costumers are recorded at the price ruling on the date of service-rendering, including credits for services rendered but not billed until the balance sheet date, receivables from network use and receivables from sales of cell phone sets and accessories.

c. Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base´s profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on receivables.

d. Inventories

These comprise cell phone sets and accessories, which are stated at the average acquisition cost, not exceeding replacement cost. A provision was set up to adjust the slow-moving and obsolete items balance to the related realizable value.

e. Prepaid expenses

Prepaid expenses are shown at the amount actually disbursed and not yet incurred.

The subsidized sale of phone sets to post-paid system subscribers, which began to be deferred and amortized over the minimum period of service agreement duration (12 months). The contracted fine imposed on customers who cancel their subscriptions or migrate to the prepaid system at the end of contracts is invariably higher than the subsidy granted at the time of sale.

Advertising expenses are mostly composed of sponsorship of Formula 1 race transmissions on television.

f. Investments

The investments in subsidiaries are valued by the equity method, based on the subsidiaries´ shareholders equity, which is determined on the same date, by the same accounting principles used by the parent company.

The other investments are shown at cost, reduced to the realizable value, where applicable.

g. Property, plant and equipment

The property, plant and equipment items are shown at the acquisition and/or construction cost net of accumulated depreciation, calculated on the straight-line method, over the useful life of assets involved. Any repair and maintenance costs incurred representing improvement, higher capacity or longer useful life are capitalized, whereas the others are recorded as income for the year.

Interest and other financial charges on financing taken for funding construction work in progress (assets and facilities under construction) are capitalized up to the startup date.

The estimated costs to be incurred on disassembly of towers and equipment in property rented are capitalized and amortized over the useful life of the respective assets.

The long-term assets, especially property, plant and equipment, are periodically reviewed to determine the need for recording a provision for losses on any such items and recovery thereof.

The estimated useful lives of all property, plant and equipment items are regularly reviewed considering technological advances.

h. Intangibles

Intangibles are stated at the acquisition cost, net of accumulated amortization. Amortization expenses are calculated on the straight-line methodover the useful life of assets, i.e., five years for radio frequency bands and fifteen years for use authorization.

i. Deferred charges

The deferred charges comprise pre-operating expenses and financial costs of working capital required at the subsidiaries´ pre-operating stage, which are amortized in ten years from the date the subsidiaries become operative.

j. Income tax and social contribution

Income tax is calculated based on the income adjusted for legally stipulated additions and exclusions. The social contribution is calculated at the legally stipulated rates applied to pretax income.

Based on the Constitutive Reports nos. 0144/2003 and 0232/2003 issued by ADENE – Northeast Development Agency on March 31, 2003, TIM Nordeste S.A. became eligible to fiscal incentives consisting of: (i) 75% reduction of income tax and non-reimbursable surtaxes for a ten-year period, from fiscal 2002 through 2011, calculated based on the exploration income arising from implementation of its installed capacity for rendering digital cellular telephone services; and (ii) reduction of 37.5%, 25% and 12.5% of income tax and non-reimbursable surtaxes for fiscal 2003, 2004-2008 and 2009-2013, respectively, calculated based on the exploration income arising from implementation of its installed capacity for rendering of analogical cellular telephone services. The amount of the previously mentioned income-tax-reduction benefit is accounted for as a reduction of the provision for income tax payable, against the Capital Reserve – Fiscal Incentive, under the Shareholders´ Equity of TIM Nordeste S.A.

The deferred income tax and social contribution on temporary differences are valued based on expected taxable income generation, net of a provision for adjustment to the recovery value, which is set up in accordance with CVM Instruction 371/02. No deferred tax assets were recognized as of March 31, 2007 and December 31, 2006, because of the Company´s and its subsidiaries historical operating losses and unused credits.

k. Loans and financing

Loans and financing include accrued interest to the balance sheet date. The Company’s subsidiaries are party to certain swap contracts whereby obligations denominated in foreign currency are converted into Reais, as a hedge against risks associated with unexpected devaluation of the Real in relation to foreign currencies. Additionally, the Company’s subsidiaries have hedge contracts to cover changes in market Income tax is calculated based on the income adjusted for legally stipulated additions and exclusions interest rates. Gains and losses from swap operations are recognized in the income statement under the accrual method, based on the contracted rates.

l. Provision for contingencies

This is recorded based on internal and external lawyers´ and the Management´s opinion, in amounts deemed sufficient to cover probable losses and risks.

m. Obligations arising from discontinuance of assets

The provision for costs to be incurred on the disassembly of towers and equipment in rented property, which is recorded against the Company´s property, plant and equipment, is discounted to present value so it can reflect the best current estimate.

n. Revenue recognition

Service revenues are recognized as services are provided. Billings are monthly recorded. Unbilled revenues from the billing date to the month end are measured and recognized during the month in which services are provided. Revenues from sales of prepaid cell phone reloading credits are deferred and recognized as income over the actual utilization period. Revenues from sales of cell phone sets and accessories are recognized as these products are delivered to, and accepted by, end-consumers or distributors.

o. Financial revenues and expenses

These are represented by interest and exchange and monetary variations on short-term investments in the money market, swap contracts, loans and financing taken and granted.

p. Derivative instruments

The subsidiaries enter into swap derivative contract in order to manage risks involved in variation of exchange rates and interest rates, which are recorded on the accrual basis. Payments made and received are recognized as adjustments to exchange variation.

The subsidiaries´ derivate instrument contracts are signed with big, experienced financial institutions with great experience in this type of transactions. They do not operate with derivative instruments for commercial, speculative purposes.

q. Pension plans and other post-employment benefits

The Company and its subsidiaries record the adjustments connected with the employees’ pension plan obligations according to the rules established by IBRACON´s NPC 26, approved by CVM Deliberation 371, which defines the characteristics of the plan, obligations and events described in Note 35.

r. Use of estimates

The preparation of quarterly information in conformity with accounting practices adopted in Brazil requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the year. The actual results may differ from those estimates.

s. Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate prevailing on the transaction date. Foreign currency-denominated assets and liabilities are translated into Reais using the balance sheet date´s exchange rate, which is reported by the Brazilian Central Bank. Exchange gains and losses are recognized in the statement of income as incurred. Exchange gains and losses are recorded as incurred, in the statement of income.

t. Employees´ profit-sharing

The Company and its subsidiaries record a provision for employees´ profit-sharing, based on the targets disclosed to its employees and approved by the Administrative Council. These amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

u. Supplementary information

For additional information purposes, the following is presented: a) Statements of Cash Flow, prepared in accordance with the NPC no. 20 issued by the Institute of Independent Auditors of Brazil – IBRACON; and b) Value-Added Statements prepared in accordance with the CFC – Federal Accounting Council - Resolution no. 1010, which approved NBCT 37.

5 Short-term investments in the money market

	Parent Company

	03/2007	12/2006

CDB	12,738	-
Federal public securities	263	16,283

	13,001	16,283

	Consolidated

	03/2007	12/2006

CDB	134,853	462,949
Debentures	30,328	141,338
Federal public securities	263	145,355
Other	-	2,969

	165,444	752,611

The average yield on TIM Participações´s consolidated investments is 101,71% of the Interbank Deposit Certificate – CDI variation.

These investments are redeemable at any time, with no significant impact on their recognized profitability.

6 Accounts receivable

	Consolidated

	03/2007	12/2006

Billed services	790,817	757,817
Unbilled services	465,464	423,097
Network use	858,815	724,398
Goods sold	769,102	879,131
Other receivables	10,484	30,821

	2,894,682	2,815,264

Allowance for doutful accounts	(382,847)	(309,431)

	2,511,835	2,505,833

The changes in the allowance for doubtful accounts can be summarized as follows:

Consolidated

03/2007

Opening balance	309,431
Provision set up	172,968
Write offs	(99,552)

Closing balance	382,847

7 Inventories

	Consolidated

	03/2007	12/2006

Cell phone sets	115,122	156,986
Accessories and prepaid card kits	4,081	3,558
TIM chips	13,327	22,806

	132,530	183,350

Provision for adjustment to realizable value	(16,458)	(19,242)

	116,072	164,108

8 Taxes and contributions recoverable

	Parent Company

	03/2007	12/2006

Income tax	6,162	5,656
IRRF recoverable	88	346
Other	2	2

	6,252	6,004

Current portion	(450)	(348)

Long-term portion	5,802	5,656

	Consolidated

	03/2007	12/2006

Income tax	42,140	34,739
Social Contribution	8,564	4,654
ICMS	426,592	422,216
PIS / COFINS	80,020	96,858
IRRF recoverable	11,124	9,809
Other	15,166	9,947

	583,606	578,223

Current portion	(320,467)	(292,542)

Long-term portion	263,139	285,681

The parent company’s long-term portion basically refers to income tax and social contribution recoverable, whereas the consolidated figure also includes ICMS on the subsidiaries´ property, plant and equipment.

9 Income tax and social contribution

Below, the composition of deferred income tax and social contribution:

	Consolidated

	03/2007	12/2006

Goodwill on privatization	197,844	234,939
Provision for maintenance of shareholders´ equity integrity	(130,577)	(155,060)

Merger-generated tax credit	67,267	79,879

Current portion	(50,450)	(50,450)

Long-term portion	16,817	29,429

Merger-generated tax credit

The deferred tax asset represented by the merger-generated tax credit refers to future tax benefit under the restructuring plan started in 2000. As a counterentry to said tax is a special reserve composed of goodwill on shareholders´ equity. The tax is realized ratably to estimated future income, over the duration of the authorization granted, which is due to end by 2008 The goodwill amortization reflecting the tax benefit is recorded under “Provision for income tax and social contribution”..

In the three-month period ended March 31, 2007, tax benefits in the amount of R$ 12,613 (same period in 2006 – R$ 12,613) referring to this goodwill. Also under the restructuring process, each year´s actual tax benefit will be subsequently capitalized in favor of the majority shareholder (Note 24-b).

As projected by the Management, the deferred, long-term income tax and social contribution remaining from the merger-generated tax credit will be realized in 2008.

10 Prepaid expenses

	Consolidated

	03/2007	12/2006

Subsidized sales of phone sets	146,023	160,172
Rentals	10,201	11,004
Unpublished advertising	47,348	51,860
Financial charges on loans	7,908	8,814
Other	3,236	2,415

	214,716	234,265

Current portion	(203,129)	(221,008)

Long-term portion	11,587	13,257

11 Related-party transactions

The related-party transactions (Telecom Italia Group), which are performed under regular market conditions, similarly to those with third parties, are thus composed:

Parent Company

	Assets		Liabilities

	03/2007	12/2006	03/2007

TIM Celular S.A.	58	58	1,284

Consolidated

	Assets

	03/2007	12/2006

Entel Bolívia (1)	798	838
Telecom Personal Argentina (1)	5,628	5,135
Telecom Sparkle (1)	4,989	5,649
Telecom Italia S.p.A. (2)	5,235	4,609
Other	450	72

Total	17,100	16,303

	Liabilities

	03/2007	12/2006

Telecom Italia S.p.A. (2)	33,475	34,765
IT Telecom Italia (3)	276	284
Entel Bolívia (1)	91	89
Telecom Personal Argentina (1)	1,478	2,951
Telecom Sparkle (1)	6,192	6,739
Italtel (3)	6,460	38,928
Other	384	308

Total	48,356	84,064

	Revenue

	03/2007	03/2006

Telecom Italia S.p.A. (2)	6,603	2,167
Telecom Personal Argentina (1)	1,487	1,342
Telecom Sparkle (1)	2,744	791
Other	287	505

Total	11,121	4,805

	Cost/Expense

	03/2007	03/2006

Telecom Italia S.p.A. (2)	5,832	1,892
Telecom Sparkle (1)	6,102	3,845
Telecom Personal Argentina (1)	1,500	2,550
Other	257	231

Total	13,691	8,518

(1) These refer to roaming, value-added services - – VAS and media assignment.

(2) These amounts refer to international roaming, technical post-sales assistance, and VAS.

(3) This refers to the development and maintenance of software pieces used in the telecommunications service billing.

12 Escrow deposits

	Parent Company

	03/2007	12/2006

Civil	190	-
Labor	1,995	903
Tax	279	279

	2,464	1,182

	Consolidated

	03/2007	12/2006

Civil	15,262	13,172
Labor	18,732	16,395
ICMS - 69/98 Agreement	2,337	2,331
Others Tax	30,999	25,522

	67,330	57,420

13 Investments

	Parent Company

	03/2007	12/2006

Investments
Subsidiaries	8,313,612	8,331,082
Goodwill	6,313	6,708

	8,319,925	8,337,790

	Consolidated

	03/2007	12/2006

Investments
Goodwill	6,313	6,708
Other	20	20

	6,333	6,728

(a) Participation in subsidiaries:

03/2007

TIM Celular
S.A.

- Parent Company
Number of shares held	31.506.833.561
Participation in total capital	100%
Shareholders´ equity	8,313,612

Loss for the quarterly	(17,470)

Equity pickup	(17,470)

Investment amount	8,247,192
Special goodwill reserve (*)	66,420

Investment amount	8,313,612

	12/2006

	TIM Celular	TIM Nordeste
	S.A.	Telecom. S.A. (i)	Total

- Subsidiaries
Number of shares held	31,506,833,561
Participation in total capital	100%
Shareholders´ equity	8,331,082

Loss for the period	(328,004)

Equity pickup	(328,004)	62,859	(265,145)

Investment amount	8,264,662		8,264,662
Special goodwill reserve (*)	66,420		66,420

Investment amount	8,331,082		8,331,082

(i) The investment in TIM Nordeste Telecomunicações S.A., merged into Maxitel S.A. (Note 2-d), was valued on the equity method for the period from January 1 through May 31, 2006.

(*) The special goodwill reserve recorded at TIM Nordeste S.A. and TIM Celular S.A. represents the parent company’s rights in future capitalizations. These tax benefits are connected with goodwill paid upon privatization of Tele Nordeste Celular Participações S.A..,(merged into TIM Participações S.A. in August 2004) and Tele Celular Sul Participações S.A. (TIM Participações S.A’s former name). This goodwill was recorded against the special goodwill reserve, under “Shareholders’ equity”. Based on projected income and the concession duration, in the first two years, amortization was at 4% p.a., the remainder being amortized on the straight-line basis over the eight years left, through 2008.

(b) Changes in investments in subsidiaries:

TIM Celular
S.A.

Investment balances of December 31, 2006	8,331,082
Equity pickup	(17,470)

Investment balances of March 31, 2007	8,313,612

(c) Goodwill:

	Parent Company and Consolidated

	03/2007	12/2006

Goodwill on acquisition of minority participation in TIM Celular S.A.	16,918	16,918
(ii)

Accumulated amortization	(10,605)	(10,210)

	6,313	6,708

(ii) The goodwill on TIM Celular S.A., which will be amortized in tem years through 2010, represents an economic justification for the future profitability forecast.

14 Property, plant and equipment

		Consolidated

			03/2007		12/2006

	Annual
	average
	depreciation		Accumulated
	rate %	Cost	depreciation	Net	Net

Switching/transmission equip.	14,29	6,673,532	(3,792,005)	2,881,527	2,962,710
Loan-for-use handsets	50	749,997	(469,843)	280,154	327,327
Infrastructure	33,33	1,505,146	(614,441)	890,705	905,585
Leasehold improvements	33,33	100,712	(56,301)	44,411	44,500
Software and hardware	20	988,149	(532,928)	455,221	477,232
Assets for general use	10	289,623	(88,219)	201,404	202,606
Software licensing	20	3,358,477	(1,521,334)	1,837,143	1,818,618

Assets and installations in
service		13,665,636	(7,075,071)	6,590,565	6,738,578

Plots of land		24,328	-	24,328	24,326

Construction work in progress		310,828	-	310,828	422,960

		14,000,792	(7,075,071)	6,925,721	7,185,864

The construction work in progress basically refers to the construction of new transmission units (Base Radio Broadcast Station - ERB) for network expansion.

Pursuant to CVM Deliberation 193, in the three-month period ended March 31, 2007, the subsidiaries capitalized R$ 2,619 (December 31, 2006 – R$ 16,564) under “Property, plant and equipment” relating to financial charges on loans taken to finance the construction. (CVM No. 193/96).

New technology implementation

The subsidiaries´ operate their service network using TDMA and GSM. With the introduction of the GSM technology, on March 31, 2007 no provision for loss on recovery of property, plant and equipment was deemed necessary, as both technologies are to remain in operation at the companies until 2008, at least. The TDMA-related assets have been subjected to accelerated depreciation and must be fully depreciated by 2008.

15 Intangibles

The authorization for SMP (Personal Mobile Service) exploitation and radiofrequency use rights can be thus shown:

		Consolidated

	Annual
	average
	amortization
	rate %	03/2007	12/2006

SMP exploitation and radiofrequency use rights	7-20	2,811,713	2,811,713
Capitalized charges	7-20	411,356	411,356

		3,223,069	3,223,069

Accumulated amortization		(1,362,508)	(1,300,448)

		1,860,561	1,922,621

SMP authorization and radiofrequency

The subsidiaries’ SMP (Personal Mobile Service) authorizations are granted by the terms signed in the years from 2001 through 2004 with Anatel, for exploration of this service. Previously, the subsidiaries TIM Sul S.A. (merged into TIM Celular S.A.) and TIM Nordeste S.A. (formerly Maxitel S.A., into which TIM Nordeste Telecomunicações S.A. was merged) had been granted a fifteen-year concession for the SMC (Mobile Communication Service), which was changed into authorization for the SMP in 2002. The remaining SMC authorization period, initially associated with the 800 MHz radiofrequency license is the SMP authorization period.

From 2001 through 2004, the subsidiaries were authorized by Anatel to use radio frequency ‘blocs connected with the provision of SMP at 900 MHz and 1800 MHz.

Our radio frequency authorizations for 800MHz, 900MHz and 1800MHz radiofrequency bands begin to expire in September 2007 , being renewable only once in 15 years. ANATEL may reject the Company´s requests to renew these authorizations, if it finds that we are using the allocated spectrum in an inappropriate or irrational way, and have severely or repeatedly violated the applicable legislation, or if it finds it necessary to redistribute the spectrum.

16 Deferred charges

	Consolidated

	03/2007	12/2006

Preoperating expenses:
Third parties´ services	228,665	228,665/
Personnel expenses	79,367	79,367
Rentals	48,914	48,914
Materials	3,439	3,439
Depreciation	10,202	10,202
Financial charges, net	46,774	46,774
Other expenses	5,990	5,990

	423,351	423,351

Accumulated amortization	(201,345)	(190,761)

	222,006	232,590

17 Suppliers – Trade payables

	Parent Company

	03/2007	12/2006

Local currency
Suppliers of materials and services	1,714	1,960

	1,714	1,960

	Consolidated

	03/2007	12/2006

Local currency
Suppliers of materials and services	1,117,884	2,108,470
Interconnection (a)	286,396	293,700
Roaming (b)	1,119	14,444
Co-billing (c)	162,029	137,886

	1,567,428	2,554,500

Foreign currency
Suppliers of materials and services	41,852	56,010
Roaming (b)	33,982	32,348

	75,834	88,358

	1,643,262	2,642,858

(a) This refers to use of the network of other fixed and mobile cell telephone operators, where calls are initiated at TIM network and end in the network of other operators.

(b) This refers to calls made when customers are outside their registration area, and are therefore considered visitors in the other network (roaming);

(c) This refers to calls made by customers when they choose another long-distance call operator.

18 Loans and Financing

Consolidado

	Guarantees	03/2007	12/2006

Local currency

Banco BBA Creditanstalt S.A - – debit balance restated
based on CDI variation plus interest at 3.3% p.a.	N.A.	-	1,694

Banco do Nordeste: financing subject to pre-fixed interest of	Bank surety
11.5% p.a. and a 15% and 25% bonus on payment on maturity,
This loan is the subject matter of a swap operation for which
the rate is 69.8% and 76.90% of the CDI monthly variation .		191,594	196,933

BNDES (Banco Nacional do Desenvolvimento	Direct portion: bank
Econômico e Social): this financing bears interest at 3.85%	surety.
p.a. plus variation of the TJLP (long-term interest rate) as	Indirect part: TIM Brasil
disclosed by the Brazilian Central Bank . or of the	Serviços e Participações
"UMBNDES" of the Basket of Currencies plus res. Rate 635/87	S.A. surety and blocked
(average BNDES external funding rate). The Basket of	part of services collected
Currencies financing was the subject matter of a swap to some	up to the loan debit
128% of the daily CDI rate. The TJLP-based financing was the	balance.	89,606
object of swap to 85.85% of the daily CDI rate.			119,664

BNDES (Banco Nacional de Desenvolvimento	TIM Brasil Serviços e
Econômico e social): this financing bears interest at an	Participações S.A.
average rate of 4.20% p.a., plus variation of the TJLP (long-	surety and blocked part
term interest rate) as disclosed by the Brazilian Central	of services collected up
Bank 44.0% of the TJLP-based loan was the object of a swap	to the loan debit balance	1,138,245	1,137,182
for 91.43% of the daily CDI rate.

BNDES (Banco Nacional de Desenvolvimento	Bank surety
Econômico e social): this financing bears interest at an
average rate of 3.0% p.a., plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank . The
TJLP-based loan was the object of a swap for 81.80% of the		51,144	51,095
daily CDI rate.

		Consolidated

	Guaarantee	03/2007	12/2006

Local Currency

Empréstimo Sindicalizado (a) – a) –the debit balance is	TIM Brasil Serviços e
restated based on the CDI rate variation plus a 0.90% p.a.	Participações S.A.
margin until 12/31/06, and from then on a margin established in	surety
accordance with the Net Consolidated Debt/Consolidated
EBITDA ratio as shown in the financial statements.		607,664	628,199

Compror: Bank financing for payment of suppliers of	N.A.
goods and services, linked to foreign currency variations.
64% of the agreements denominated in US dollars
(average coupon of 4.50% p.a.) and 36% of the
agreements denominated in Yen (average coupon of
0.10% pa.a.) These agreements are under swap
operations which result in cost of some 109.0% of the
CDI daily rate.		-	63,320

Swap agreements supporting the above mentioned loans.		14,056	22,354

		2,092,309	2,220,441

Current portion		(273,485)	(340,762)

Long-term portion		1,818,824	1,879,679

The syndicated loan taken by the subsidiary TIM Celular S.A. contains restrictive clauses relating to certain financial índices, which have been complied with. Among the lenders under this type of agreement are the following financial institutions: HSBC Bank Brasil S.A. – Banco Múltiplo, Banco ABN AMRO Real S.A., Banco BNP Paribas Brasil S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Banco Santander Brasil S.A., Banco Société Générale Brasil S.A., Banco Votorantim S.A. e Unibanco – União de Bancos Brasileiros S.A.

The subsidiaries entered into swap operations as a safeguard against devaluation of the Brazilian currency (“Real”) in relation to foreign currencies and changes in the fair value of financing bearing prefixed interest rates and TJLP. The term of these swap operations are the same as those of the respective loans.

The long-term portions of loans and financing at December 31, 2007 mature as follows:

Consolidated

2008	475,974
2009	534,559
2010	234,487
2011	232,334
2012 onwards	341,470

1,818,824

19 Labor obligations

	Parent Company

	03/2007	12/2006

Payroll taxes	366	101
Labor provisions	694	653
Employees´ withholding	46	1

	1,106	755

	Consolidated

	03/2007	12/2006

Salaries and fees	12	2
Payroll taxes	23,562	23,514
Labor provisions	86,090	68,314
Employees´ withholding	4,674	663

	114,338	92,493

20 Taxes, rates and contributions

	Parent Company

	03/2007	12/2006

ICMS	-	6
Other	7	59

	7	65

	Consolidated

	03/2007	12/2006

IRPJ and CSL	24,330	5,830
ICMS	265,286	268,203
COFINS	36,173	36,838
PIS	7,756	7,982
FISTEL	89,120	14,652
FUST/FUNTTEL	7,311	7,895
IRRF	2,260	2,851
ISS	19,339	20,366
Other	8,172	5,647

	459,747	370,264

Included in the liabilities recognized on March 31, 2007 is the appropriation of FISTEL fee expenses on subscriber base corresponding to the quarter then ended. On April 2, 2007 the Company paid the FISTEL fee (subscriber base) for the year 2007, in the amount of R$ 341,075.

21 Authorizations payable

	Consolidated

	03/2007	12/2006

SMP Exploitation rights
Authorizations obtained	164,560	164,560
Payments	(157,219)	(157,219)
Monetary restatement	37,807	37,476

	45,148	44,817

Current portion	(38,545)	(38,275)

Long-term portion	6,603	6,542

Payables are restated based on the variation of IGP-DI variation plus interest at 1% p.m.

Authorizations payable as of March 31, 2007 in the long-term mature as follows:

Consolidated

2008	1,320
2009	1,320
2010	1,321
2011	1,321
2012 onwards	1,321

6,603

22 Provision for contingencies

The Company and its subsidiaries are parties to certain lawsuits (labor, tax, regulatory and civil) arising in the normal course of their business, and have recorded provisions when management understands that the risk of loss is deemed probable, based on the opinion of their legal advisors.

The provision for contingencies is thus composed:

	Parent Company

	03/2007	12/2006

Civil	642	402
Labor	2,042	2,766

	2,684	3,168

	Consolidated

	03/2007	12/2006

Civil	51,394	46,895
Labor	38,749	37,930
Tax	38,753	38,927
Regulatory	9,181	4,381

	138,077	128,133

The changes in the provision for contingencies can be summarized as follows:

	Parent Company

			Reversals
	12/2006	Additions	and	03/2007
			Payments

Civil	402	240	-	642
Labor	2,766	-	(724)	2,042

	3,168	240	(724)	2,684

	Consolidated

			Reversals
	12/2006	Additions	and Payments	03/2007

Civil	46,895	4,499	-	51,394
Labor	37,930	1,543	(724)	38,749
Tax	38,927	-	(174)	38,753
Regulatory	4,381	4,800	-	9,181

	128,133	10,842	(898)	138,077

Civil contingencies

Several legal and administrative processes have been filed against the Company by consumers, suppliers, service providers and consumer protection agencies, dealing with various issues arising in the regular course of business. It is the Company´s policy to analyze each legal or administrative process to determine whether it involves probable, possible or remote risk of contingencies. In doing so, the Company always takes into account the opinion of lawyers engaged to conduct the processes. The evaluation is periodically reviewed, with the possibility of being modified over the processes due to facts of events such as case law changes.

Consumer lawsuits

Approximately 26,200 individual lawsuits (December 31, 2006 – 23.800) have been filed against the subsidiaries, mostly by consumers claiming for settlement of matters arising from their relationship with the Company. Among these, the allegedly undue collection, contract cancellation, defects of equipment and non-compliance with delivery deadlines stand out. Provisions have been set up for those processes involving probable losses.

Collective actions

There are four collective actions against subsidiaries involving the risk of probable loss, which can be summarized as follows: (i) a suit against TIM Celular S.;A. claiming for the installation of a service unit for personal assistance in Rio Branco, AC.; (ii) a suit against TIM Nordeste S.A. in the state of Pernambuco questioning the Company´s policy defective phone replacement , allegedly in disagreement with the manufacturer´s warranty terms; and (iii) a suit against TIM Nordeste S.A. in the state of Ceará, claiming for the Company´s obligation to replace cell phone sets which have been the subject of fraud in that state; (iv) a suit against TIM Nordeste S.A. in the state of Bahia, claiming for prohibition of charges on long-distance calls to and from the municipalities of Petrolina , PE and Juazeiro, BA., because these are bordering areas. No provisions have been recorded for these contingencies, given the obligations involved therein and the impossibility of accurately quantifying the possibility of losses at the current stage of the processes.

Other Actions and Proceedings

The indirect subsidiary TIM Nordeste S.A. has been sued by the Federal Audit Court at administrative level with the possibility of being submitted to a court of justice, for allegedly defaulting on payment of R$ 25,000 representing interest and monetary restatement on the second installment due on acquisition the Area 9 (Bahia and Sergipe) license. As the risk of an unfavorable outcome for the Company is deemed possible by both internal and external advisors, no provision has been set up.

The indirect subsidiary TIM Nordeste S.A. is also defendant in an action filed by the former legal services providers, the law firm Mattos & Callumby Lisboa Advogados, in Rio de Janeiro. They claim for success fees allegedly due under a service agreement for filing court injunctions against interest and monetary restatement on purchase prices of Maxitel S.A.´s “Band B”. As the risk of an unfavorable outcome for the Company is deemed possible by both internal and external advisors, no provision has been set up.

Labor contingencies

These refer to claims filed by both former employees in connection with salaries, salary differences and equalization, overtime, variable compensation/commissions and former employees of service providers who, based on pertinent legislation, claim for the Company´s and/or its subsidiaries´ accountability for labor obligations defaulted on by their outsourced employers.

Labor claims

Of the 1,778 labor suits filed against the Company and its subsidiaries (December 31, 2006 – 1,627) over 60% involve claims against service providers, concentrated on certain companies from São Paulo, Rio de Janeiro and Recife.

Still on third parties´ claims, they partly relate to specific projects of service agreement review, often ended in rescission in 2006 and winding up of the companies and termination of employees involved. A further significant portion of contingencies refers to organizational restructuring, among which the discontinuance of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel stand out. All processes involving the risk of loss have been provided for by the Company.

The assessment of possible success and the amount of the related contingency are subject to periodical review, taking into account the decisions issued during the processes, regulatory changes or modification of Jurisprudence and Law Abridgement orientation given by higher courts.

Occupational Accidents

With the enactment of the Constitutional Amendment no. 45/2004, the litigations involving occupational accidents that resulted in claims for damages, previously judged by the State Court began to be judged by the Labor Courts. Given the issues under litigation and the fact that indemnification is determined by arbitration, thus involving high subjectiveness, provisions for these suits were set up, based on estimated losses totaling R$ 1,800.

DRT (Regional Labor Offices)

The indirect subsidiary TIM Nordeste S.A. was assessed for R$ 778 by the Regional Labor Office from Minas Gerais, on charges of allegedly irregular engagement of third parties. The risk of loss was deemed probable by the Company´s advisors, and an adequate provision was recorded.

Tax Contingencies

IR (income tax) and CSSL (social contribution on net income)

In 2005, the indirect subsidiary TIM Nordeste S.A. was assessed by the Internal Revenue Secretariat of the State of Minas Gerais for R$ 126,933, for the following reasons: (i) taxation of monetary variations on swap operations and exchange variation on unsettled loans; (ii) a separate fine for default on payment of social contribution on an estimated monthly basis for the year 2002 and part of 2001; (iii) default on payment of corporate income tax on an estimated monthly basis for the year 2002; and (iv) remittance of interest (IRRF) – a voluntary denunciation without payment of arrears charges. These assessments are now being discussed the taxing authorities. Based on its internal and external advisors´ opinion, the Management estimates probable losses on these processes at R$ 32,750, and accordingly, found it advisable to record it against the “Income Tax and Social Contribution Expenses”.

ICMS

In 2003 and 2004 the subsidiary TIM Celular S.A. was assessed by the Internal Revenue Secretariat of the State of Santa Catarina for R$ 85,114 (current value), mainly relating to dispute on the levying of ICMS on certain services provided. The Company is currently discussing these assessments with the tax authorities. According to its internal and external lawyers, the probable losses thereon, duly provided for, amount to R$ 2,650.

On October 12, 2006 the subsidiary TIM Celular S.A. adhered to the “Revigorar II” – State of Santa Catarina Economic Recovery Program, whereby it was agreed to settle the tax debt arising from reversed ICMS rate differences on acquisition of phone sets from other Brazilian states. With the elimination of the process, the previously recorded R$ 11,779 provision was reversed.

Regulatory Contingencies

Due to default on some SMP’s provisions and quality targets defined under the PGMQ-SMP – General SMP Quality Goals Plan – ANATEL started some procedures for determining Default on Obligations – PADO, involving the subsidiaries.

The subsidiaries have endeavored to avoid being assessed, with arguments, mostly of technical and legal nature, that may contribute to reduce significantly the initial fine charged or event definitively file the PADO, with no sanctions. The related provision was set up based on the amount of fines charged, the risk of loss involved being classified probable (Note 36).

Contingencies involving possible losses

Civil, Labor, Regulatory and Tax-related actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible or remote by the management and the Company’s lawyers. No provision has been set up for these contingencies.

	Consolidated

	03/2007	12/2006

Civil	67,053	67,785
Labor	52,415	42,137
Tax	668,372	625,265
Regulatory	21,260	22,868

	809,100	758,055

Below, a description of the main suits involving possible loss:

IR and CSSL

On October 30, 2006, the indirect subsidiary TIM Nordeste S.A. was assessed for R$ 331,171, for various reasons, the respective tax assessment notices being part of the same administrative process referring to IRPJ, CSL and a separate fine. Most of these tax assessment notices refer to amortization of goodwill on the Telebrás System privatization and the related tax deductions. Under art. 7 of Law 9,532/97, the proceeds of goodwill amortization are to be included in the income of the company resulting from merger, split or acquisition, where a company holds investment in the other, and pays for it using goodwill based on the investee´s prospective profitability. Also, this usually performed in the market, in compliance with CVM Instruction no. 319/99. After timely imputnaging the tax assessment notices, the subsidiary now awaits the taxing authorities´ decision thereon.

In September 2003 the subsidiary TIM Nordeste S.A. was assessed by the Internal Revenue Secretariat of the State of Ceará for R$ 12,721 referring to: (i) disallowance of R$ 8,402 expenses included in the IRPJ determination for the period from 1999 through 2001; (ii) R$ 3,208 of differences in CSLL payments for the years from 1998 through 2001; (iii) differences of R$ 334 and R$ 777, respectively, in the payment of PIS and COFINS for the years from 1998 through 2002. The Company filed an impugnation and a voluntary appeal against this assessment.

PIS and COFINS

In 2004, the indirect subsidiary TIM Nordeste S.A. was assessed in connection with PIS and COFINS due on exchange variation arising from revenue generated in 1999. Both assessment notices amounted to R$ 30,913. Because this is a controversial matter involving interpretation of applicable legislation, a provision was set up, in 2004, for the same amount. On March 13, 2006 the decision was issued on the action filed by the company against Law 9718 of November 27, 1998, with no right to further appeal. The company alleged that this law was unconstitutional concerning the expansion of the tax basis of calculation, preventing the collection of PIS and COFINS on non-operating revenue. In view of the final decision, the Management requested extinction of the tax assessment against the subsidiary, concerning PIS and COFINS on exchange variation and reversed, in 2006, the provision set up in 2004 (Note 28).

FUST – Telecommunications Service Universalization Fund

On December 15, 2005, Anatel issued its Summary no. 07 aimed at collecting contributions to the FUST out of interconnection revenues earned by providers of telecommunications services, as from the date of enactment of Law 9998 of August 17, 2000. The Company still believes that based on applicable legislation (including the sole paragraph of article 6 of Law 9998/00), the above revenues are not subject to the FUST charges, and accordingly, the Management has taken the necessary measures to protect their interests. In October and November 2006, ANATEL assessed the Company´s subsidiaries for R$ 82,096 referring to FUST on interconnection revenues and arrears fine, all because of Summary 07/05. Currently Anatel’s intended collection of FUST on interconnection revenues earned by the Company is suspended, because of a favorable sentence to the Company

ICMS

In 2006 the indirect subsidiary TIM Nordeste S.A. was assessed by the taxing authorities from the State of Piauí for R$ 7,308, in connection with the payment of a difference between intrastate and interstate ICMS rate on fixed assets items for use and consumption and the determination of ICMS basis of calculation for acquisition of goods intended for sale. The Company is impugnating these assessments at administrative level.

23 Obligations arising from discontinuance of assets

In compliance with CVM/SNC/SEO Circular Letter 01/2007, the obligations arising from discontinuance of assets were recorded at their present value. As a consequence, financial expenses of R$ 8,221 were recorded in the statement of income for the quarter ended March 31, 2007 (same period in 2006 – R$ 2,494).

The changes occurred during the quarter ended March 31, 2007 can be thus shown:

Consolidated

Opening balance	158,168
Aditions	299
Monetary variation	8,221

Closing balance	166,688

24 Shareholders´ equity

a. Capital

As authorized by the Administrative Council, regardless of the statutory reform, the Company´s capital is authorized to increase its capital by up to 2,500,000,000,000 (two trillion and five hundred billion) common or preferred shares.

Capital subscribed and paid-in comprises shares without par value, thus distributed:

	03/2007	12/2006

Number of common shares	793,544,276,988	793,544,276,988
Number of preferred shares	1,536,170,582,578	1,536,170,582,578

	2,329,714,859,566	2,329,714,859,566

b. Capital reserves

Special Goodwill Reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with no need for issuance of new shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their shareholdings, by type and class, at the time of new issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM nº 319/99).

c. Revenue Reserves

Legal Reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be appropriated to the legal reserve, which should not exceed 20% (twenty percent) of capital.. Also, the Company is not authorized to set up a legal reserve when it exceeds 30% (thirty percent) of capital plus capital reserves. This reserve can be used only for capital increase or compensation of accumulated losses.

Reserve for Expansion

This reserve , which is set up based on paragraph 2, article 40 of the by-laws and article 194 of Law 6.404/76, is intended to fund investment and plant expansion projects.

d. Dividends

Dividends are calculated in accordance with the Bylaws and Brazilian Corporate Law (“Lei das Sociedades por Ações”).

As stipulated in its by-laws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting and take priority on (i) the payment of capital at no premium, and (ii) payment of a minimum noncumulative dividend of 6% p.a. on the total obtained from dividing the capital stock representing this type of shares by the total number of the same class of shares issued by the Company.

In order to comply with Law 10,303/01, the Company’s bylaws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares, every year, the right to receive stock dividends corresponding to 3% (three percent) of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

25 Net operating revenue

	Consolidated

		03/2006
	03/2007	Adjusted

Telecommunications service
Subscription	112,682	139,641
Utilization	1,583,808	1,183,965
Network use	1,111,740	650,225
Long distance	462,899	288,887
VAS – Additional services	253,469	180,964
Other	21,348	21,964

	3,545,946	2,465,646

Goods sold	349,388	423,312

Gross operating revenue	3,895,334	2,888,958

Deductions from gross revenue
Taxes levied	(822,451)	(621,699)
Discounts given	(189,943)	(156,679)
Other	(39,767)	(44,858)

	(1,052,161)	(823,236)

	2,843,173	2,065,722

26 Cost of services rendered and goods sold

	Consolidated

		03/2006
	03/2007	Adjusted

Personnel	(24,755)	(33,105)
Third parties´ services	(80,495)	(69,474)
Interconnection charges	(788,568)	(347,506)
Depreciation and amortization	(330,993)	(323,701)
Telecommunications surveillance fund (FISTEL)	(2,845)	(2,301)
Other	(36,828)	(38,185)

Cost of services rendered	(1,264,484)	(814,272)

Cost of goods sold	(263,619)	(232,840)

Total cost of services rendered and goods sold	(1,528,103)	(1,047,112)

27 Selling expenses

	Consolidated

		03/2006
	03/2007	Adjusted

Personnel	(79,486)	(64,661)
Third parties´ services	(351,751)	(248,336)
advertising	(85,639)	(94,983)
Allowance for doubtful accounts	(172,968)	(89,381)
Telecommunications surveillance fund	(111,291)	(91,669)
Depreciation and amortization	(90,131)	(72,704)
Other	(23,061)	(23,160)

	(914,327)	(684,894)

28 General and administrative expenses

	Parent Company

		03/2006
	03/2007	Adjusted

Personnel	(956)	(1,861)
Third parties´ services	(1,470)	(5,910)
Other	(217)	(143)

	(2,643)	(7,914)

	Consolidated

		03/2006
	03/2007	Adjusted

Personnel	(47,932)	(45,238)
Third parties´ services	(92,443)	(96,010)
Depreciation and amortization	(98,655)	(78,033)
Other	(20,119)	(24,187)

	(259,149)	(243,468)

29 Other operating revenues (expenses) - net

	Parent Company

		03/2006
	03/2007	Adjusted

Revenues
Reversal of provision for contingencies	724	979
Other operating revenues	1	-

	725	979

Expenses
Goodwill amortization	(395)	(395)
Provision for contingencies	(240)	(775)

	(635)	(1,170)

Other operating revenues (expenses) – net	90	(191)

	Consolidated

		03/2006
	03/2007	Adjusted

Revenues
Fines on telecommunications services	10,658	5,658
Reversal of provision for contingencies	898	33,808
Other operating revenues	11,546	4,509

	23,102	43,975

Expenses
Amortization of deferred charges	(32)	(1,103)
Amortization of concessions	(62,059)	(62,059)
Taxes, rates and contributions	(3,480)	(16,506)
Goodwill amortization	(395)	(395)
Provision for contingencies	(10,842)	(11,627)
Losses on lawsuits	(6,102)	(6,657)

	(82,910)	(98,347)

Other operating revenues (expenses) – net	(59,808)	(54,372)

(a) In 2006, it mainly refers to reversal of the provision for PIS and COFINS set up by the indirect subsidiary TIM Nordeste S.A. (Note 22).

30 Financial revenues

	Parent Company

		03/2006
	03/2007	Adjusted

Interest on short-term investments in the money market	417	62
Monetary restatement	156	315
Other revenues	-	50

	573	427

	Consolidated

		03/2006
	03/2007	Adjusted

Interest on short-term investments in the money market	10,700	39,435
Monetary restatement	6,899	710
Interest on trade receivables	3,684	3,433
Exchange variation	11,051	49,960
Other revenues	2,288	4,673

	34,622	98,211

31 Financial expenses

	Parent Company

		03/2006
	03/2007	Adjusted

CPMF	(13)	(259)
Other expenses	(2)	(2)

	(15)	(261)

32 Non-operating income

	Consolidated

		03/2006
	03/2007	Adjusted

Revenues
Disposal of property, plant and equipment	4,731	1,169

	4,731	1,169
Expenses
Cost of property, plant and equipment disposed of	(5,887)	(751)
Provision for contingencies (a)	-	(1)

Other operating expenses	(5,887)	(752)

Non-operating income	(1,156)	417

33 Income tax and social contribution expenses and tax losses

	Parent
	Company	Consolidated

	03/2006		03/2006
	Adjusted	03/2007	Adjusted

Income tax for the quarterly	-	(17,751)	(30,296)
Social contribution for the quarterly	-	(6,476)	(10,908)

	-	(24,227)	(41,204)

Deferred income tax	1,882	-	3,670
Deferred social contribution	678	-	1,300

	2,560	-	4,970

Amortization of goodwill on privatization	-	(12,613)	(12,613)

	2,560	(36,840)	(48,847)

Below, the reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income for the year:

Parent
Company

03/2006
Adjusted

Pretax income (loss)	(91,210)

Combined tax rate	34%

Income tax and social contribution at the combined tax rate	31,011

(Additions)/Exclusions:
Equity pickup (net of JSCP)	(28,309)
Amortization of goodwill reserve	(134)
Other	(8)

(28,451)

Income tax and social contribution credited to the income for the Quarterly	2,560

Tax rate in effect	-2.81%

	Consolidated

		03/2006
	03/2007	Adjusted

Pretax income (loss)	17,375	(52,714)

Combined tax rate	34%	34%

Income tax and social contribution at the combined tax rate	(5,908)	17,923

(Additions)/Exclusions:
Unrecognized tax losses and temporary differences	(18,319)	(54,157)
Amortization of goodwill on privatization	(12,613)	(12,613)

	(30,932)	(66,770)

Income tax and social contribution credited to the income for the
Quarterly	(36,840)	(48,847)

Accumulated tax losses

The Company´s tax losses and negative social contribution basis, the credits on which are only recognized if there are consistent prospects of realization, can be summarized as follows:

	03/2007	12/2006

TIM Celular S.A.	3,653,308	3,684,140
TIM Nordeste S.A.	2,397,870	2,397,426
TIM Participações S.A.	16,533	14,523

	6,067,711	6,096,089

34 Financial instruments and risk management

The following are the main risks to which the Company and its subsidiaries are exposed:

(i) Exchange rate risks

The exchange rate risk relates to the possibility of the subsidiaries to compute losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

As of March 31, 2007 the subsidiaries’ loans and financing indexed to the “UMBNDES” exchange variance of a basket of currencies are covered by hedge contracts. Income or loss resulting from these swap contracts is charged to the income.

There are no significant financial assets indexed to foreign currencies.

(ii) Interest rate risks

The interest rate risks relate to:

- The possibility of changes in the fair value of financing indexed to prefixed interest rates, in the event the latter do not reflect the actual market conditions. In order to reduce this type of risk the subsidiaries sign swap contracts with financial institutions, the income or loss on these contracts is recorded as income;

- The possibility of changes in the fair value of TJLP-indexed loans, if these rates do not ratably follow CDI rates. Income or loss on these contracts is recorded as income;

- The possibility of an unfavorable change in interest rates, with a resulting increase in financial expenses incurred by the subsidiaries, due to the fact that the interest rate of part of their swap debt and obligations is floating. As of March 31, 2007, the subsidiaries’ financial resources are mostly invested in CDI, which partially reduces this risk.

(iii) Credit risk inherent in services rendered

This risk is related to the possibility of the subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers. In order to mitigate this risk, the Company and its subsidiaries perform credit analysis that assist the management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the telephone, in case customers default on payment of their bills.

(iv) Credit risk related to the sale of telephone sets and prepaid telephone cards

The policy adopted by the Company’s subsidiaries for the sale of telephone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted during the normal course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with its commercial partners. There is no single client who accounts for more than 10% of net receivables from sales of goods as of March 31, 2007 and 2006, or sales revenues during the years ended 2007 and 2006.

(v) Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing its short-term investments and swap contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources in connection with work, service, concessions or rights that have not been mentioned above that, if suddenly eliminated, could severely impact the operations of the subsidiaries.

Market value of financial instruments

The estimated market value of financial instruments, especially cash and cash equivalents, accounts receivable and short-term financial instruments approximates their book value, given their short duration. Below, the financial instruments with market value different from their book value:

	Consolidated

	03/2007		12/2006

	Book	Market	Book	Market
	value	value	value	value

Loans and financing	2,078,253	2,070,419	2,198,087	2,198,466
Swap contracts	14,056	1,174	22,354	13,103

	2,092,309	2,071,593	2,220,441	2,211,569

The market value of loans and financing and swap contracts was determined based on future discounted cash flow and at interest rates applicable to similar instruments which involve the same risks and conditions or are based on their market quotations.

The market values were estimated at a specific time, using available information and the Company’s own evaluation methods. Any change in the underlying assumptions may significantly affect the estimates.

35 Pension plans and other post-employment benefits

Supplementary Social Security Plan

On August 07, 2006, TIM Participações S.A.´s Administrative Council approved the implementation of a Supplementary Social Security Plan of the types PGBL and VGBL for the Company and its subsidiaries TIM Celular S.A. e TIM Nordeste S.A. , by Itaú Vida e Previdência S.A. All employees still not entitled to social security benefits sponsored by the Company and its subsidiaries became eligible for this Supplementary Social Security Plan.

Term of atypical contractual relationship

The Companyis the succeeding company arison from the spin off of Telecomunicações do Paraná S.A. – TELEPAR, and as such sponsors the supplementary retirement plans instituted in 1970 under a Term of Collective Agreement and ratified by the Term of Atypical Contractual Relationship signed by the Company and trade uions representative of the professional categories then existing.

The agreement covers 86 employees contracted before December 31, 1982, and grants them a supplementary pension. This right is granted only if these employees retire after a minimum work period (30 years for men and 25 years for women).

With the split of Telebrás i June 1998, the Company opted for discontinuing this supplementary retirement plan, and accordingly, the participants were entitled to payment in cash for the accumulated benefits or transfer of their accumulated rights to the PBS – Sistel plan.. Most for the participants opted for payment in cash. The remainder of the provision will be used for covering benefits due to employees have not made their option (4 employees as of March 31, 2007 and December 31, 2006).

TIMPREV and SISTEL

TIM Participações S.A. and its subsidiaries TIM Nordeste S.A. and TIM Celular S.A., have sponsored a private defined-benefit pension plan for a group of TELEBRÁS system´s former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

If one considers that, in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans per sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries in 2002, like other companies resulting from the former TELEBRÁS system, started the creation of a pension plan for defined contributions meeting the most modern social security standards adopted by private companies and allowing the possibility of migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplemental Pension Plans, through official ruling No. 1917 CGAJ/SPC, approved the statutes of the new pension plan, denominated Statutes of the TIMPREV Benefits Plan, defined contributions, which provide for new conditions for benefits granting and maintenance, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under the new plan, the contribution on the part of the sponsoring company shall be of 100% of the basic participants´ contribution, and the managing entity of TIMPREV shall ensure, on the approved statutory terms and conditions, the benefits listed below, not being held liable for granting any other, even if the government-sponsored social security agency starts granting them to beneficiaries:

  Normal retirement pension
  Early retirement pension
  Disability pension
  Deferred proportionate benefit
  Death pension

However, as not all of the Company´s and its subsidiaries´ employees have migrated to TIMPREV plan, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain:

PBS: benefits plan of SISTEL for defined benefits, which includes the employees paying contributions to the plan (active) who participated in the plans sponsored by the companies of the former TELEBRÁS system;

“PBS Assistidos”: private pension plan for employees receiving benefits (inactive), for multi-sponsored benefits;

“Convênio de Administração”: for managing pension payment to retirees and pensioners of the predecessors of the subsidiaries;

PAMEC: health care plan granted to pensioners of the predecessors of the subsidiary companies;

PBT: plan for defined benefits for pensioners of the predecessors of the company and its subsidiaries;

PAMA: health care plan for retired employees and their dependents, on a shared cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, and approved by CVM Deliberation No. 371, the actuarial position of these plans represents a surplus not recorded by the Company in view of the impossibility to recover such amounts and also considering that the amount of contributions will not be reduced for the future sponsor.

On January 31, 2006, TIM Participações S.A.´s Administrative Council approved the proposed migration of pension plans sponsored by TIM Celular S.A. and TIM Nordeste S.A. at Fundação Sistel de Seguridade Social to a multisponsored plan linked to the HSBC Fundo de Pensão. Throught 2006, the entities in question conducted migration studies, having registered the respective Terms of Transfer with the Ministry of Social Security´s Secretariat of Supplementary Social Security in December 2006.

In the three-month period ended March 31, 2007, the contributions to pension plans and other post-employment benefits totaled R$ 62 (R$ 65 in the same period of 2006).

36 Insurance (unaudited)

It is the Company´s and its subsidiaries´ policy to monitor risks inherent in their operations, which is why as of March 31, 2007, they have insurance coverage against operating risks, third party liability, health, among others. The Management of the Company and its subsidiaries find the insurance coverage sufficient to cover any losses. The table below shows the main assets, liabilities or interests insured and the respective amounts:

Types	Amounts insured

Operating Risks	R$ 7,542,481
General Third Party Liability – RCG	R$ 4,600
100% Fipe Table,
Cars (Executive and Operational Fleets)	R$ 1.000 for RC (DM and DC)

37 Commitments

ANATEL

Under the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the subsidiaries have committed to implement mobile personal telecommunications cover for the assigned area, on a phased basis, within the quality standards established by such authorization. Should said terms fail to be met, the subsidiaries are subject to penalties.

ANATEL has brought administrative proceedings against the subsidiaries for (i) noncompliance with certain quality service indicators in 2003, 2004 and 2005 as established by the licenses for Personal Mobile Service (SMP); and (ii) noncompliance with other obligations assumed under the Terms of Authorization.

The subsidiaries contested that (i) noncompliance with quality indicators were mainly due to the migration from the Cellular Mobile Service (SMC) to the Personal Mobile Service (SMP), the change in the long-distance system, and the implementation of the GSM network; and (ii) in certain cases the obligations assumed under the Terms of Authorization were not met, whereas in others, this was due to several factors, many of which involuntary and unrelated to the companies´ activities and actions. The subsidiaries are unable to foresee the outcome of Anatel processes at the moment. The provision for regulatory contingencies reflected in the balance sheet corresponds to losses expected by the Management (Note 22).

38 Supplementary information

	Parent Company		Consolidated

		03/2006		03/2006
	03/2007	Adjusted	03/2007	Adjusted

Operating Activities
Loss for the Quarterly	(19,465)	(88,650)	(19,465)	(101,561)
Adjustments for reconciliation of income to cash and cash
equivalents:
Depreciation and amortization	395	395	582,265	537,995
Equity pickup	17,470	83,263	-	-
Residual value of permanent assets written off	-	-	5,887	751
Deferred income tax and social contribution	-	(2,560)	12,613	7,643
Interest and monetary and exchange variation on loans	-	-	55,922	72,475
Monetary restatement of obligations arising from
discontinuance of assets	-	-	8,222	2,494
Interest on short-term investments in the money market	(417)	(62)	(10,700)	(39,436)
Allowance for doubtful accounts	-	-	172,968	89,381

Decrease (increase) in operating assets
Trade receivables	-	-	(178,970)	116,780
Taxes and contributions recoverable	(248)	16,992	(5,383)	44,039
Inventories	-	-	48,036	66,734
Related-party transactions	-	-	(798)	604
Prepaid expenses	-	-	(241,205)	(268,210)
Interest received on own capital	-	64,750	-	-
Other current assets	(190)	(105)	(5,886)	(5,780)
Other long-term assets	(1,284)	(551)	(9,983)	(6,890)

Increase (decrease) in operating liabilities
Labor obligations	352	228	21,845	13,012
Suppliers – Trade payables	(246)	(748)	(421,791)	(540,120)
Taxes, rates and contributions	(57)	(20,683)	350,237	(82,781)
Provision for contingencies	(484)	290	9,944	(25,501)
Related-party transactions	1,284	-	(35,708)	(34,210)
Other current liabilities	-	(194)	(15,885)	199

Net cash and cash equivalents generated by operating activities	(2,890)	52,365	322,165	(152,382)

Investment activities
Short-term investments in the money market	3,699	4,901	597,866	493,906
Additions to property, plant and equipment	-	-	(829,858)	(1,193,430)

Net cash and cash equivalents used by investment
activities	3,699	4,901	(231,992)	(699,524)

Financing activities
New loans	-	-	27,520	616,474
Loan amortization	-	-	(213,862)	(129,678)
Dividends and interest paid on own capital	(104)	(56,195)	(170)	(56,290)

Net cash and cash equivalents generated (used) by
financing activities	(104)	(56,195)	(186,512)	430,506

Increase (decrease) in cash and cash equivalents	705	1,071	(96,339)	(421,400)

Cash and cash equivalents at the beginning of the Quarterly	87	55	440,866	519,300

Cash and cash equivalents at the end of the Quarterly	792	1,126	344,527	97,900

	Parent Company		Consolidated

		03/2006		03/2006
	03/2007	Adjusted	03/2007	Adjusted

Supplementary cash flow information :

Income tax and social contribution paid	-	-	5,233	12,572
Interest paid	-	-	78,609	86,600
Capitalized interest	-	-	2,619	3,385
Accounts payable referring to property plant and equipment
addition expenses	-	-	422,137	579,249

a. Value-Added Statements

	Parent Company		Consolidated

		03/2006		03/2006
	03/2007	Adjusted	03/2007	Adjusted

Revenues
Gross operating revenue	-	-	3,895,334	2,888,958
Allowance for doubtful accounts	-	-	(172,968)	(89,381)
Discounts given, returns and other	-	-	(229,710)	(201,537)
Non-operating revenues (expenses) – net	-	-	(1,156)	417

	-	-	3,491,500	2,598,457

Input acquired from third parties
Cost of services rendered and goods sold	-	-	(1,134,958)	(651,992)
Materials, energy, third parties´ services and other	(994)	(5,737)	(547,463)	(456,633)

	(994)	(5,737)	(1,682,421)	(1,108,625)

Withholding
Depreciation and amortization	(395)	(395)	(582,265)	(537,995)

Value-added produced – net	(1,389)	(6,132)	1,226,814	951,837

Value added received through reclassification
Equity pickup	(17,470)	(83,263)	-	-
Financial revenues	573	427	34,622	98,211

	(16,897)	(82,836)	34,622	98,211

Total undistributed value-added	(18,286)	(88,968)	1,261,436	1,050,048

Value-added distributed
Personnel and related charges	868	1,593	130,590	123,257
Taxes, rates and contributions	284	(1,945)	1,021,492	803,873
Interest and rentals	27	34	128,819	224,479
Accumulated losses	(19,465)	(86,650)	(19,465)	(101,561)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Data-Base - 03/31/2007

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 – NOTES TO QUARTERLY INFORMATION
(In thousands of Reais, except where otherwise stated)

Code	Heading	03/31/2007	03/31/2006
1	Total assets	13,131,272	14,200,105
1.01	Current assets	3,733,413	4,443,021
1.01.01	Cash and cash equivalents	509,971	1,193,477
1.01.01.01	Cash and Banks	344,527	440,866
1.01.01.02	Short-term investments in the money market	165,444	752,611
1.01.02	Accounts receivable	2,511,835	2,505,833
1.01.02.01	Accounts receivable	0	0
1.01.02.02	Accounts receivable	2,511,835	2,505,833
1.01.02.02.01	Accounts receivable	2,511,835	2,505,833
1.01.03	Inventories	116,072	164,108
1.01.04	Others	595,535	579,603
1.01.04.01	Recoverable taxes and contributions	320,467	292,542
1.01.04.02	Deferred income and social contribution taxes	50,450	50,450
1.01.04.03	Prepaid expenses	203,129	221,008
1.01.04.04	Other	21,489	15,603
1.02	Noncurrent assets	9,397,859	9,757,084
1.02.01	Noncurrent assets	383,238	409,281
1.02.01.01	Sundry receivables	279,956	315,110
1.02.01.01.01	Taxes and contributions recoverable	263,139	285,681
1.02.01.01.02	Deferred income and social contribution taxes	16,817	29,429
1.02.01.02	Related parties	17,100	16,303
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	17,100	16,303
1.02.01.03	Other	86,182	77,868
1.02.01.03.01	Judicial deposits	67,330	57,420
1.02.01.03.02	Prepaid expenses	11,587	13,257
1.02.01.03.03	Other assets	7,265	7,191
1.02.02	Permanent assets	9,014,621	9,347,803
1.02.02.01	Investments	6,333	6,728
1.02.02.01.01	Affiliates	0	0
1.02.02.01.02	Affiliates - Agio	0	0
1.02.02.01.03	Subsidiaries	0	0
1.02.02.01.04	Subsidiaries - Agio	0	0
1.02.02.01.05	Others Investments	6,333	6,728
1.02.02.02	Other investments	6,925,721	7,185,864
1.02.02.03	Property, plant and equipment	1,860,561	1,922,621
1.02.02.04	Deferred charges	222,006	232,590

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Data-Base - 03/31/2007

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 – NOTES TO QUARTERLY INFORMATION
(In thousands of Reais, except where otherwise stated)

Code	Heading	03/31/2007	12/31/2006
2	Total liabilities and shareholders' equity	13,131,272	14,200,105
2.01	Current liabilities	3,128,084	4,135,122
2.01.01	Loans and financing	273,485	340,762
2.01.02	Debentures	0	0
2.01.03	Suppliers	1,643,262	2,642,858
2.01.04	Taxes, charges and contributions	459,747	370,264
2.01.05	Dividends payable	472,788	472,958
2.01.06	Provisions	0	0
2.01.07	Related parties	48,356	84,064
2.01.08	Other	230,446	224,216
2.01.08.01	Labor liabilities	114,338	92,493
2.01.08.02	Authorizations payable	38,545	38,275
2.01.08.03	Other liabilities	77,563	93,448
2.02	Noncurrent liabilities	2,136,275	2,178,605
2.02.01	Noncurrent liabilities	2,136,275	2,178,605
2.02.01.01	Loans and financing	1,818,824	1,879,679
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	144,160	134,216
2.02.01.03.01	Supplementary pension plan	138,077	128,133
2.02.01.03.02	Provision for contingency	6,083	6,083
2.02.01.04	Related parties	0	0
2.02.01.05	Advances for future capital increase	0	0
2.02.01.06	Others	173,291	164,710
2.02.01.06.01	Authorizations payable	6,603	6,542
2.02.01.06.02	Obligations arising from discontinuance of assets	166,688	158,168
2.02.02	Deferred income	0	0
2.03	Minority interests	0	0
2.04	Shareholders' equity	7,866,913	7,886,378
2.04.01	Capital	7,512,710	7,512,710
2.04.02	Capital reserves	135,230	135,230
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/affiliates	0	0
2.04.04	Income reserves	238,438	238,438
2.04.04.01	Legal reserve	98,741	98,741
2.04.04.02	Statutory reserve	0	0
2.04.04.03	Reserve for contingencies	0	0
2.04.04.04	Unearned income reserve	0	0
2.04.04.05	Retained earnings	139,697	139,697
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other income reserves	0	0
2.04.05	Retained earnings	-19,465	0
2.04.06	Advances for future capital increase	0	0

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Data-Base - 03/31/2007

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 – NOTES TO QUARTERLY INFORMATION
(In thousands of Reais, except where otherwise stated)

Code	Heading	From 01/01/2007 to 03/31/2007	Accumulated From 01/01/2007 to 03/31/2007	From 01/01/2006 a 03/31/2006	Accumulated From 01/01/2006 a 03/31/2006
3.01	Gross revenues	3,895,334	3,895,334	2,888,958	2,888,958
3.02	Deductions from gross revenues	(1,052,161)	(1,052,161)	(823,236)	(823,236)
3.03	Net revenues	2,843,173	2,843,173	2,065,722	2,065,722
3.04	Cost of goods sold and services rendered	(1,528,103)	(1,528,103)	(1,047,112)	(1,047,112)
3.05	Gross profit	1,315,070	1,315,070	1,018,610	1,018,610
3.06	Operating income (expenses)	(1,296,539)	(1,296,539)	(1,071,741)	(1,071,741)
3.06.01	Selling	(914,327)	(914,327)	(684,894)	(684,894)
3.06.02	General and administrative	(259,149)	(259,149)	(243,468)	(243,468)
3.06.03	Financial income (expenses)	(63,255)	(63,255)	(89,007)	(89,007)
3.06.03.01	Financial income	34,622	34,622	98,211	98,211
3.06.03.02	Financial expenses	(97,877)	(97,877)	(187,218)	(187,218)
3.06.04	Other operating income	23,102	23,102	43,975	43,975
3.06.05	Other operating expenses	(82,910)	(82,910)	(98,347)	(98,347)
3.06.06	Equity pickup	-	-	-	-
3.07	Operating income	18,531	18,531	(53,131)	(53,131)
3.08	Nonoperating income	(1,156)	(1,156)	417	417
3.08.01	Income	4,731	4,731	1,169	1,169
3.08.02	Expenses	(5,887)	(5,887)	(752)	(752)
3.09	Income before taxation and participations	17,375	17,375	(52,714)	(52,714)
3.10	Provision for income and social contribution taxes	(36,840)	(36,840)	(41,204)	(41,204)
3.11	Deferred income tax	-	-	(7,643)	(7,643)
3.12	Participations/statutory contributions	-	-	-	-
3.12.01	Participations	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders' equity	-	-	-	-
3.14	Minority interests	-	-	-	-
3.15	Net income for the period	(19,465)	(19,465)	(101,561)	(101,561)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 07, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.